April 18, 2013

Larry Greene
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:         ACP Strategic Opportunities Fund, LLC, 2013 Form SCH-TO
ACP Funds Trust 2013, Form SCH-TO

Please reference:

The ACP Strategic Opportunities Fund II, LLC	CIK: 0001166203

The ACP Funds Trust	CIK: 1205686

The File /Film numbers of the filings that are the subject of the request:

The ACP Strategic Opportunities Fund II, LLC	005-80250-13744578	Filed 4/05/2013

The ACP Funds Trust	005-81274-13741944	Filed 4/04/2013

Dear Mr. Greene:

In a telephone conversation with Stephanie Davis occurring on Wednesday, Thursday, April 11, 2013 you provided suggested revisions with respect to the 2013 Form SCH-TO (hereinafter, the “Filings”) for the ACP Strategic Opportunities Fund, LLC (hereinafter, the “Master Fund”) and the ACP Funds Trust (hereinafter, the “Funds Trust”).  Your requests (numbered for convenience) are followed by the response of Ascendant Capital Partners, the Funds’ investment manager and sponsor (hereinafter, “ACP”) are as follows:

1.	The Master Fund and the Funds Trust need to file separately, a cover letter addressed to the SEC.

Response:  The Master Fund and Funds Trust will provide in the next tender offer filing a separate cover letter addressed to the SEC listing a summary of the offer terms and who to contact with any questions regarding the filings.

Please note that in responding to the above-referenced comments:

      ●   ACP is responsible for the adequacy and accuracy of the disclosure in the filings;
      ●   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
      ●   ACP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also understand that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in its review of our filing or in response to your comments on our filing.

Very truly yours,

/s/ Gary Shugrue
President
Ascendant Capital Partners